

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2011

Charles Y. Tanabe
Liberty Splitco, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

Re: **Liberty Splitco, Inc**
Amendment No. 2 to Registration Statement on Form S-4
Filed on February 14, 2011
File No. 333-171201

Dear Mr. Tanabe:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the audited financial statements and other financial information in your filing to include the year ended December 31, 2010. Please refer to the guidance in Rule 3-12 of Regulation S-X.

Charles Y. Tanabe
Liberty Splitco, Inc.
Page 2

Summary, page 4

Material U.S. Federal Income Tax Considerations, page 13

2. Since an executed tax opinion must be filed prior to effectiveness, disclose that Liberty Media has received an opinion from Baker Botts, summarize the conclusions contained in the opinion and remove your discussion of the closing opinions.

U.S. Federal Income Tax Consequences of the Split-Off, page 82

3. It does not appear that counsel is providing a current opinion on the material tax consequences of the Split-Off due to the fact that the opinion assumes the receipt of the IRS ruling and that counsel will be able to opine on the same matters at closing. Please advise and revise to provide an opinion without these qualifications. If counsel is unable to provide an opinion, then disclose that counsel it is not able to opine on a particular material tax consequence and explain why it is not able to opine on that tax consequence

4. Since the tax discussion is the named counsel's opinion, please delete your statement in the first sentence of this section that the discussion is a summary.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Renee L. Wilm, Esq.
        Via facsimile, 212-259-2503